FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                              17 December, 2007


                               File no. 0-17630


                             Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company




Standard Form TR-1: Notifications of Major Interests in Shares



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

CRH plc



2. Reason for the notification (please place an X inside the appropriate bracket/s):



( X ) An acquisition or disposal of voting rights



(     ) An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached



(     ) An event changing the breakdown of voting rights



(     ) Other (please specify)





3.  Full name of person(s) subject to notification obligation:

Capital Research and Management Company



4. Full name of shareholder(s) (if different from 3) :

-



5.  Date of transaction (and date on which the threshold is crossed or reached):

13th December 2007



6.  Date on which issuer notified:

17th December 2007



7.  Threshold(s) that is/are crossed or reached:

3%



8. Notified Details:



A: Voting rights attached to shares




Class/type  of  shares  (if  possible   Situation  previous  to  the  triggering
transaction use ISIN CODE) Number of shares Number of voting rights



Ordinary Shares                   16,244,294             16,244,294

(IE0001827041)




                                                 Resulting situation after the triggering transaction
Class/type of shares (if      Number of shares                  Number of voting rights       % of voting rights
possible use ISIN CODE)
                                                                Direct       Indirect         Direct        Indirect


Ordinary Shares               17,374,294                                     17,374,294                     3.1754%

(IE0001827041)



B: Financial Instruments

Resulting situation after the triggering transaction


Type of         Expiration date      Exercise/conversion       Number of voting rights     % of voting rights
financial                            period/date               that may be acquired (if
instrument                                                     the instrument exercised/
                                                               converted)
N/A


Total (A+B) (where applicable in accordance with Number of voting rights  % of voting rights national law)

17,374,294                                       17,374,294               3.1754%



9.  Chain of controlled undertakings through which the voting rights and/or the
financial instruments are   effectively held, if applicable:

N/A



10. In case of proxy voting: (name of the proxy holder) will cease to hold (number) voting rights as of (date):

 N/A



11. Additional information:

      Done at Los Angeles, California on 14th December 2007



12. Contact name:

 Angela Malone

 Company Secretary



13. Contact telephone number:

+353 1 634 4340

APPENDIX



As of 13th December 2007



CRH plc


                          Number of            Percent of
                           Shares              Outstanding

The Capital Group
Companies, Inc.
("CG") holdings:         17,374,294                3.175%



Holdings by CG
Management Companies
and Funds:


Capital Research
and Management Company  17,374,294                3.175%

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  17 December, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director